

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-mail</u>
William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re: United Community Bancorp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 23, 2012**
> **File No. 333-172827**

Dear Mr. Ritzmann:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1

Syndicated or Firm Commitment Underwritten Offering, page 161

1.   We note your revised disclosure stating that in the event of a syndicated offering you expect that "investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings with certain additional procedures." Please revise to clarify what you mean by "the same general procedures" and "certain additional procedures."

2.   We note your revised disclosure stating that the Company will use "'[s]weep' arrangements and other settlement procedures . . . in a syndicated offering to the extent consistent with then-existing guidance of the Securities and Exchange Commission." Please revise to clarify the meaning of "other settlement procedures."   Also revise to clarify what you mean by "then-existing guidance" of the Commission. For example,

does this phrase refer to Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934 and the Commission's guidance and interpretation of such rules?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Edward G. Olifer, Esq.
        Kilpatrick Townsend & Stockton LLP